United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Transmitted only to SEC, NYSE, CVM, B3, AMF and Euronext Paris

Vale informs increase of relevant shareholding ownership

Rio de Janeiro, August 22nd, 2017 — Vale S.A. (Vale) informs, pursuant to Paragraph 6 of Article 12 of Ruling 358/02 issued by the Brazilian Securities Commission (CVM), as subsequently amended, that BlackRock, Inc., a company organized and existing under the laws of the United States of America, headquartered at 55 East 52nd Street, New York, New York 10022-0002, United States of America, and legally represented in Brazil by HSBC Bank Brasil S.A., registered with the CNPJ/MF under no 1.701.201/0001-89, Citibank DTVM SA, registered with the CNPJ/MF under no 33.868.597/0001-40, and JP Morgan, registered with the CNPJ/MF under no 33.851.205/0001-30, as a result of the conversion of preferred shares into common shares issued by Vale, as well as the exchange of American Depositary Shares (“ADRs”) representing preferred shares for ADRs representing common shares, sold and converted preferred shares issued by Vale.

BlackRock, Inc., as a result of the transactions mentioned above, now manages, in aggregate:

i.                  5,480,849 preferred class A shares and 282,324 ADRs, representing preferred class A shares, totaling 5,763,173  preferred class A shares, representing approximately 1.87% of the total preferred class A shares issued by Vale, and 82,400 derivatives referenced to preferred class A shares, representing approximately 0.02% of the total preferred class A shares issued by Vale.

ii.               164,866,264 common shares and 99,436,889 ADRs, representing common shares, totaling 264,303,153 common shares, representing approximately 5.28% of the total common shares issued by Vale, and 2,131,830 derivatives referenced to common shares, representing approximately 0.04% of the total common shares issued by Vale.

BlackRock, Inc. also stated that: (i) the purpose of the shares participations mentioned above is strictly for investment and does not alter the control or the administrative structure of Vale; (ii) there is no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by Vale where BlackRock, Inc. is involved.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

André Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Denise Caruncho: denise.caruncho@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Denise Caruncho: denise.caruncho@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2017		Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Director of Investor Relations